SUB-ITEM 77I:
Reverse Stock Split

Effective September 1, 2009, each Fund effected a 1 for 5 reverse stock split for its respective shares. All share transactions in capital stock and per share data prior to September 1, 2009, have been restated to give effect to the reverse stock split. The reverse stock split had no impact on the overall value of a stockholders investment in each Fund.